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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                 AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Pure Resources, Inc.
                            (Name of Subject Company)

                              Pure Resources, Inc.
                      (Name of Person(s) Filing Statement)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   74622E 10 2
                      (CUSIP Number of Class of Securities)

                                Jack D. Hightower
          Chief Executive Officer, President and Chairman of the Board
                              Pure Resources, Inc.
                                500 West Illinois
                              Midland, Texas 79701
                                 (905) 498-8600

            (Name, Address and Telephone Number of Persons Authorized
                    to Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)

                                    Copy To:

      Joshua Davidson                              Joe Dannenmaier
    Baker Botts L.L.P.                         Thompson & Knight L.L.P.
   910 Louisiana Street                    1700 Pacific Avenue, Suite 3300
   Houston, Texas 77002                          Dallas, Texas 75201
      (713) 229-1234                                (214) 969-1700



[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     This Amendment No. 1 to the Solicitation/Recommendation Statement under
Section 14(d)(4) of the Securities Exchange Act of 1934 relates to the exchange offer by Union Oil Company of California, a California corporation ("Union Oil") and wholly owned subsidiary of Unocal Corporation, a Delaware corporation ("Unocal"), pursuant to which each outstanding share of common stock of Pure may be exchanged for 0.6527 of a share of Unocal common stock (including the associated preferred stock purchase rights). The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by Unocal with the Securities and Exchange Commission (the "SEC") on September 4, 2002 and as amended through September 23, 2002 (the "Schedule TO"). The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus dated September 4, 2002 (the "Prospectus") contained in the Registration Statement on Form S-4 filed by Unocal with the SEC on September 4, 2002 (as amended through September 23, 2002, the "Registration Statement") and the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of shares of Pure common stock.

     The information in the Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 ("Schedule 14D-9") filed by Pure on September 18, 2002 with the SEC, including all exhibits thereto, is incorporated by reference in answer to all of the items in this Amendment No. 1 to Schedule 14D-9, except as otherwise set forth below.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the first full paragraph thereof and substituting the following in lieu thereof:

          After careful consideration, including a thorough review of the exchange offer with the Special Committee's financial and legal advisors, the Special Committee has determined, on behalf of Pure's board of directors, that the exchange offer is inadequate and not in the best interests of the holders of the shares of Pure common stock, other than Union Oil and its affiliates. Accordingly, the Special Committee recommends, on behalf of Pure's board of directors, that holders of shares of Pure common stock reject the exchange offer and not tender their shares of Pure common stock pursuant to the exchange offer.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the second and third full paragraphs on page 22 and substituting the following in lieu thereof:

          On September 6, 2002, the Special Committee met with its financial and legal advisors in Houston to discuss the meeting that Credit Suisse First Boston and Petrie Parkman, on behalf of the Special Committee, had proposed to schedule with Merrill Lynch within the next several days. Management also participated in this meeting at the request of the Special Committee to provide additional business, financial and operating data about Pure. The purpose of the meeting with Merrill Lynch was to focus the attention of Merrill Lynch and Unocal on financial and operating data suggesting that a higher exchange ratio was appropriate, including the following:

     o    Pure's per share production growth of 29.4% from 1999 to 2001;

     o    Pure's per share proved reserve growth of 28.5% from 1999 to 2001;

     o    Pure's total return to stockholders since inception of 22.1%;

     o Pure's all in finding and development cost of $1.11 per million cubic feet equivalent from 1999 to 2001;

     o    Pure's historical trading range relative to the implied offer price;

     o Pure's trading range after announcement of the exchange offer, which was in excess of the implied offer price;

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     o    the 3.9% growth in Pure's total proved developed reserves from
          December 31, 2001 to September 1, 2002;

     o the 36.5% growth in Pure's total proved undeveloped reserves from December 31, 2001 to September 1, 2002;

     o the 10.5% growth in Pure's total proved reserves from December 31, 2001 to September 1, 2002;

     o a comparison of Pure at the implied offer price to other publicly traded companies and valuation metrics in comparable transactions;

     o potential cost savings and other synergies to be realized by Unocal if the exchange offer and subsequent merger are consummated, which are expected to be meaningfully in excess of the $15 million projected by Unocal;

     o the possibility of realizing up to $350 million from the proposed mineral and royalty interest monetization transaction;

     o Pure's net asset value per share (calculated pursuant to the provisions of management's employment/severance agreements with Pure) relative to the implied offer price; and

     o analyst price targets for Pure's common stock and analyst net asset value calculations.

     Also at the meeting, a representative of Petrie Parkman told the Special Committee that Merrill Lynch had been instructed by Unocal to inform the Special Committee and its advisors that Unocal would not provide any additional due diligence information, including information responsive to the Special Committee's earlier request.

          On September 6, 2002, the Special Committee retained Potter Anderson & Corroon LLP as its Delaware counsel. Also on September 6, 2002, Unocal filed Amendment No. 1 to the Schedule TO to revise certain selected historical consolidated financial data.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the sixth full paragraph on page 23 and substituting the following in lieu thereof:

          On September 16, 2002, the Special Committee and its financial advisors met with Unocal and its financial advisors to discuss the business and prospects of both Pure and Unocal, the economic importance of the mineral and royalty interest monetization transaction and reserve additions since December 31, 2001 and the terms of the exchange offer. At the meeting, Unocal and its financial advisor and the Special Committee and its financial advisors exchanged their views on the valuations of Pure and Unocal. These discussions did not result in any change to the terms of the exchange offer.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the last sentence of the seventh full paragraph on page 23 and substituting the following in lieu thereof:

          After extensive discussions, the Special Committee determined, on behalf of Pure's board of directors, that the exchange offer is inadequate and not in the best interests of holders of shares of Pure common stock, other than Union Oil and its affiliates, and to recommend to Pure's stockholders, on behalf of Pure's board of directors, that they reject the exchange offer and not exchange their shares in the exchange offer.

     Pure hereby amended and supplements Item 4 of the Schedule 14D-9 by inserting the following text after the seventh full paragraph on page 23:


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          On September 18, 2002, the Special Committee met with its legal and financial advisors to review and file Pure's Schedule 14D-9. Also on September 18, 2002, Mr. Williamson called Mr. Dallas to inform him of the Special Committee's recommendation and to discuss the exchange offer. At the conclusion of the call, Mr. Dallas indicated that the Special Committee would hear from Unocal in the next week or so.

          On September 20, 2002, Mr. Hightower and Mr. Dallas spoke by telephone about the exchange offer.

          On September 23, 2002, Unocal filed Amendment No. 2 to the Registration Statement and the Schedule TO with the SEC.

          On September 23 and 24, 2002, the Special Committee held telephonic meetings with its legal and financial advisors and, on September 24, 2002, members of management to discuss the status of the exchange offer and general feedback from the investment community regarding the Special Committee's recommendation.

          On September 26, 2002, the Special Committee held a telephonic meeting with its legal and financial advisors to discuss the status of the exchange offer and comments received from the SEC on Pure's Schedule 14D-9. Also on September 26, 2002, Mr. Hightower and Mr. Charles R. Williamson, Unocal's Chairman of the Board of Directors and Chief Executive Officer, spoke by telephone about the exchange offer.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the eighth and last full paragraph on page 23 and substituting the following in lieu thereof:

          The Special Committee recommends, on behalf of Pure's board of directors, that the stockholders of Pure reject the exchange offer. The Special Committee recommends, on behalf of Pure's board of directors, that the stockholders of Pure not tender their shares of Pure common stock in the exchange offer because the Special Committee has determined unanimously that the exchange offer is inadequate to Pure's stockholders (other than Union Oil and its affiliates).

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by deleting the seventh bullet point on page 24 and substituting the following in lieu thereof:

     o Financial and operating projections prepared as of August 29, 2002 and provided by Pure's management, which the Special Committee believes capture Pure's potential more accurately than the other projections referred to by Unocal in the Prospectus. In particular, the Special Committee considered the following projections provided by Pure's management:

          o Total revenues for the years ended December 31, 2002 and 2003 are projected to be $435.8 million and $588.5 million, respectively;

          o Total operating income (earnings before net interest expense, other income/expense and income taxes) for the years ended December 31, 2002 and 2003 is projected to be $67.9 million and $136.5 million, respectively;

          o Net income for the years ended December 31, 2002 and 2003 is projected to be $27.7 million and $67.2 million, respectively; and

          o Net income per share on a primary basis for the years ended December 31, 2002 and 2003 is projected to be $0.55 and $1.33, respectively, on a primary basis and $0.54 and $1.29, respectively, on a fully diluted basis.

          Pure does not as a matter of course make detailed public projections as to future performance, earnings or net asset value. The projections were not prepared with a view to public disclosure or


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          compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations or financial condition in accordance with accounting principles generally accepted in the U.S. Pure's independent accountants have not examined, compiled or otherwise applied procedures to the projections and, accordingly, do not express an opinion or any other form of assurance with respect to the projections. Pure's internal financial forecasts are prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions made by management of Pure with respect to industry performance, general business, economic, market and financial conditions and other matters, including prices of oil and gas and success of exploration and production activities, all of which are difficult to predict and many of which are beyond Pure's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that Pure or its affiliates or representatives considered or considers the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Neither Pure nor any of its affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of Pure compared to the information contained in the projections and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections shown to be in error.

     Pure hereby amends and supplements Item 4 of the Schedule 14D-9 by adding the following sentence at the end of the paragraph entitled "Financial and Business Prospectus of Unocal" on page 25:

     As part of its review, the Special Committee considered limited and incomplete confidential financial and operating data provided by Unocal during a meeting on August 30, 2002.

ITEM 9. EXHIBITS.

     Pure hereby amends and supplements the accompanying Index to Exhibits by adding the following thereto:

     (a)(21)     Schedule 14D-9 filed with the SEC on September 18, 2002


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PURE RESOURCES, INC.


                                  By:   /s/ Jack D. Hightower
                                       --------------------------------------
                                       Jack D. Hightower
                                       President, Chief Executive Officer and
                                       Chairman of the Board


Dated:   September 27, 2002

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